HASHDEX ASSET MANAGEMENT LTD.

PO Box 309, Ugland House

Grand Cayman, KY1-1104, Cayman Islands

VIA EDGAR

February 11, 2025

Division of Corporation Finance

Office of Crypto Assets

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Hashdex Nasdaq Crypto Index US ETF

Amendment No. 5 to Registration Statement on Form S-1

Filed February 10, 2025
SEC File Nos. 333-280990

To Whom It May Concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Hashdex Nasdaq Crypto Index US ETF (the “Registrant”) hereby requests that the effective date of Amendment No. 5 to the Registration Statement on Form S-1 (the “Registration Statement”) be accelerated so that the Registration Statement may become effective no earlier than 3:00 p.m., Eastern Time, on February 13, 2025, or as soon as practicable thereafter.

In connection with this request, the Registrant hereby acknowledges that (i) should the U.S. Securities and Exchange Commission (“Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, such action will not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, will not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Registrant may not assert such action as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

The Registrant requests that notification of such effectiveness be made by telephone call to Adam T. Teufel of Dechert LLP, legal counsel to the Registrant, at 202-261-3464.

Very truly yours,

HASHDEX NASDAQ CRYPTO INDEX US ETF

Hashdex Asset Management Ltd., as Sponsor of the Trust

By:	/s/ Bruno Ramos de Sousa
Name:	Bruno Ramos de Sousa
Title:	Director of the Sponsor

HASHDEX ASSET MANAGEMENT LTD.

PO Box 309, Ugland House

Grand Cayman, KY1-1104, Cayman Islands

VIA EDGAR

February 11, 2025

Division of Corporation Finance

Office of Crypto Assets

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Hashdex Nasdaq Crypto Index US ETF

Amendment No. 5 to Registration Statement on Form S-1

Filed February 10, 2025
SEC File Nos. 333-280990

To Whom It May Concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), Hashdex Asset Management Ltd., in its capacity as Sponsor of Hashdex Nasdaq Crypto Index ETF (the “Trust”), hereby joins in the request of the Trust for acceleration of the effective date of Amendment No. 5 to the Registration Statement on Form S-1 (the “Registration Statement”) so that such Registration Statement may be declared effective no earlier than 3:00 p.m., Eastern Time, on February 13, 2025, or as soon as practicable thereafter.

The undersigned, in making this request for acceleration, hereby states that it is aware of its obligations under Rule 461 and the other applicable provisions of the 1933 Act.

Very truly yours,

HASHDEX ASSET MANAGEMENT LTD.

By:	/s/ Bruno Ramos de Sousa
Name:	Bruno Ramos de Sousa
Title:	Director